

Michael D. "Kaz" Kaczkowski · 2nd

Allied Health Technology Developer, Entrepreneur, and Clinic Proprietor

Little Rock, Arkansas, United States · 500+ connections ·

Contact info

 **Hypnos Virtual**

 **Strayer University**

Experience



Founder, CEO
Hypnos Virtual
May 2017 – Present · 4 yrs 1 mo
Little Rock, Arkansas Area

HYPNOS is the developer of SCENTSCAPE, a unique media system that delivers "Disneyland-level" immersive media experiences that are both bio-therapeutic and entertaining, delivering sensuous, highly lifelike natural experiences that uplift mood, diminish stress, increase mental focus. Wearable EEG tech enables Scentscape to track brainwaves in real-time with interactive biofeedback functionality.

 **HYPNOS Virtual**

President, Ocularist, Anaplastologist, Director of Alloplastics
Alloplastic Reconstruction, Inc.
Jul 2011 – Present · 9 yrs 11 mos
Little Rock, Arkansas Area

Alloplastic, Anaplastology and Prosthetic reconstruction clinic specializing in prosthetic eyes, cranio-facial and somato reconstruction.

 **RealLifeSkin™ Life-Like Prosthetics &...**

Founder, President
Kaczkowski, Inc.
Jun 2009 – Present · 12 yrs
Little Rock, Arkansas Area

R&D entity involving Intellectual Property Management of Alloplastic and biomedical research, Virtual and Augmented Reality hardware and software development.

Founder and President
Alatheia Prosthetics
1999 – 2008 · 9 yrs

Founder and President
LIVINGSKIN - Aesthetic Concerns Prosthetics, Inc.
Apr 1995 – May 1999 · 4 yrs 2 mos

Education

 **Strayer University**

Cheddar Digital Entrepreneurship MBA
Pitch Deck Winner

 **Jack Welch Management Institute**
Executive Leadership , Honors

Honors

American Society of Ocularists
2008 – 2020

Show 3 more education ⌄

Volunteer experience

 **Donor**
Arkansas Children's

Regularly offer volunteer services to disfigured children

 **Donor**
Wounded Warrior Project



